UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

 SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1. Press release dated May 23, 2024.

Item 1

Results of the Millicom (Tigo) AGM and EGM held today

Luxembourg, May 23, 2024 – Millicom International Cellular S.A. (“Millicom”) held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”) of shareholders today.

All of the AGM and EGM resolutions proposed by the Board of Directors and its Nomination Committee were adopted by Millicom’s shareholders.

Resolving in favor of all the Nomination Committee’s proposals, the AGM set the number of directors at nine and re-elected María Teresa Arnal, Bruce Churchill, Aude Durand, Tomas Eliasson, Thomas Reynaud, Blanca Treviño de Vega and Mauricio Ramos as Directors, and elected Justine Dimovic and Maxime Lombardini as a new Directors. Mauricio Ramos was elected as Chair of the Board of Directors.

All other resolutions set out in the convening notice for the AGM were also duly passed, including approval of:

(i)	The annual accounts and the consolidated accounts for the year ended December 31, 2023.

(ii)	The allocation of USD 7,560,803 to the legal reserve, and the remaining USD 337,314,147 to unappropriated net profits to be carried forward;

(iii)	The discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2023, for the performance of their mandates.

(iv)	The election of KPMG as the external auditor of Millicom.

(v)	The remuneration to the Board and external auditor.

(vi)	The instruction to the Nomination Committee.

(vii)	The Share Repurchase Plan.

(viii)	The 2023 Remuneration Report.

(ix)	The Senior Management Remuneration Policy

(x)	The share-based incentive plans for Millicom employees.

All resolutions set out in the convening notice for the EGM published on April 17, 2024, and re-issued on April 23, 2024, were also duly passed, including:

(i)	Removal of the casting vote of the Chair of the Board of Directors

(ii)	Change of the definition from Chairman to Chair of the Board and Chair of the annual general meeting

(iii)	Full restatement of the Company’s Articles of Association to incorporate the changes above.

The minutes of the AGM and EGM will be published as soon as these are available on the Millicom website: https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/

Biographical details of the elected new Board members are as follows:

Justine Dimovic

Experience: Ms. Dimovic has a wealth of experience in the finance industry, holding various leadership positions. Currently, she serves as the SVP Corporate Finance & Group Treasurer at L'Oréal, which she joined in 2020. Prior to this, she was the Senior Vice President of Treasury, Financing and Investor Relations, Group Treasurer at IDEMIA, and the VP of Corporate Finance & Group Treasurer at Millicom. Justine has also held roles such as Vice President of Finance, Group Treasurer, Head of Investor Relations and VP Equity Research. She began her career as an Equity Research Analyst covering the Telecom sector at Exane BNP Paribas.

Skills: Ms. Dimovic brings a diverse set of financial and investment management skills including treasury management, financing, investor relations, and equity research.

Education: Ms. Dimovic holds a master’s degree in Project Management, International Business Negotiation and Banking from the Ecole Nationale Superieure des Mines de Nancy and a postgraduate degree in Banking and Corporate Finance from EM Lyon Business School.

Maxime Lombardini

Experience: Mr. Lombardini was appointed as President and Chief Operating Officer (COO) in September 2023. Mr. Lombardini joined the Iliad Group, one of the major players in the European telecoms sector, in 2007, as Chief Executive Officer and continued his tenure through 2018. In May of 2018, he assumed the role of Chairman of Iliad’s Board of Directors until March 2020. Since then, he has served as the Vice-Chairman of the Board of Directors. Prior to joining Iliad, he has been CEO of TF1 Production, one of the leading French commercial television networks. While in this post he restructured and energized the group's six subsidiaries. From 1999 to 2003, he was head of business development at TF1, a position in which he studied and implemented the group's growth operations. From 1996 to 1999, he was the company secretary of TPS (a subsidiary of TF1 and M6), a position in which he took part in launching a digital satellite package.

Skills: Mr. Lombardini brings decades of experience in the telecommunications, media and entertainment sectors, both in leading and managing in operational roles, as well as oversight and governance in Board positions.

Education: Mr. Lombardini is a graduate of the Sciences Po Paris and holder of a master’s degree in business and tax law from the University of Paris II.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 24, 2024